NEWS RELEASE 11-05	MARCH 17, 2011

     ISS PROXY ADVISORY SERVICES AND GLASS LEWIS & CO.
RECOMMEND FRONTEER SHAREHOLDERS VOTE IN FAVOUR OF
PLAN OF ARRANGEMENT WITH NEWMONT
AND PILOT GOLD STOCK OPTION PLAN

Fronteer Gold Inc. (FRG - TSX/NYSE Amex) ("Fronteer Gold") announced today that ISS Proxy Advisory Services (formerly Riskmetrics, "ISS") and Glass Lewis & Co. ("Glass Lewis"), leading providers of proxy research who provide advice and voting recommendations to many larger financial institutions, have each published a report recommending that their subscribers vote "FOR" the resolution approving the plan of arrangement pursuant to which Newmont Mining Corporation will indirectly acquire all of the issued and outstanding common shares of Fronteer Gold (the "Arrangement"). ISS and Glass Lewis have also recommended that their subscribers vote "FOR" the resolution approving the Pilot Gold Inc. stock option plan (the "Option Plan").

"We welcome the positive recommendations in favour of the plan of arrangement and Pilot Gold stock option plan from independent sources including ISS and Glass Lewis" said Mark O'Dea, President and CEO of Fronteer Gold.

A Special Meeting of the shareholders and optionholders of Fronteer Gold will be held at the offices of Davies Ward Phillips & Vineberg LLP in Toronto at 10:00 a.m. (Toronto time) on Wednesday, March 30, 2011 to consider the proposed Arrangement and Option Plan. Fronteer Gold's board of directors unanimously recommends a vote "FOR" the Arrangement and the Option Plan.

Shareholders are urged to carefully read the management information circular mailed to them in connection with the proposed Arrangement and Option Plan. Proxies must be received no later than 10:00 a.m. (Toronto time) on March 28, 2011. Shareholders who have questions regarding the contents of the information circular or require assistance in completing their proxy forms are urged to contact Fronteer Gold or Fronteer Gold’s proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., (toll-free within Canada or the U.S.) at 1-866-374-9664 or 1-781-575-2168 (for calls outside Canada and the U.S.).

For further information on Fronteer Gold, visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Sean Tetzlaff, CFO, VP Finance & Corporate Secretary
Patrick Reid, Senior Director, Institutional Marketing
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, potential type of mining operation and timing and size of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.